Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

April 11, 2006

Item 3  News Release

A press release was issued on April 7, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On April 7, 2006, Royal Polymers Limited, an affiliate of the Company announced that on March 30, 2006 it served Houston, Texas based Westlake Vinyls, Inc., a division of Westlake Chemical Corp. (collectively "Westlake") (WLK-NYSE), with a Notice of Application ("Application) filed in the Superior Court of Justice, Toronto, Ontario, Canada.

The Company owns and operates a polyvinyl chloride ("PVC") facility in Sarnia, Ontario and uses vinyl chloride monomer ("VCM") as its principal raw material in the production of PVC resin. The Company and Westlake entered into a long term VCM supply agreement in 2004. An essential term of that agreement was a pricing mechanism that was linked to the data published in an industry trade magazine. On January 1, 2006, the industry trade magazine ceased publishing the pricing information. The Company and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method.

The Company's Application seeks a court order declaring that the 2004 agreement is void and unenforceable since it lacks an essential term - pricing. The Company continues to need VCM and requires clarity over the validity of the agreement to allow it to negotiate with other manufacturers to supply it with VCM at competitive pricing.

On April 6, 2006, Westlake filed its own Application seeking: a determination that the supply agreement is valid; an interim order requiring the Company to pay any shortfall payments into Court; and a request that Westlake's Application be heard together with the Company's. The Company's Application will be heard on June 29, 2006. Both parties are requesting that this matter be transferred to the Commercial List which may result in an earlier hearing date.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

April 10, 2006

SCHEDULE “A”

ROYAL POLYMERS SEEKS COURT DECLARATION THAT SUPPLY
AGREEMENT WITH WESTLAKE VINYLS, INC. IS VOID

TORONTO, April 7 /CNW/ - Royal Group Technologies Limited (RYG-TSX; NYSE) Royal Polymers Limited, an affiliate of Royal Group Technologies Limited today announced that on March 30, 2006 it served Houston, Texas based Westlake Vinyls, Inc., a division of Westlake Chemical Corp. (collectively "Westlake") (WLK-NYSE), with a Notice of Application ("Application) filed in the Superior Court of Justice, Toronto, Ontario, Canada.

Royal owns and operates a polyvinyl chloride ("PVC") facility in Sarnia, Ontario and uses vinyl chloride monomer ("VCM") as its principal raw material in the production of PVC resin. Royal and Westlake entered into a long term VCM supply agreement in 2004. An essential term of that agreement was a pricing mechanism that was linked to the data published in an industry trade magazine. On January 1, 2006, the industry trade magazine ceased publishing the pricing information. Royal and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method.

Royal's Application seeks a court order declaring that the 2004 agreement is void and unenforceable since it lacks an essential term - pricing. Royal continues to need VCM and requires clarity over the validity of the agreement to allow it to negotiate with other manufacturers to supply it with VCM at competitive pricing.

On April 6, 2006, Westlake filed its own Application seeking: a determination that the supply agreement is valid; an interim order requiring Royal to pay any shortfall payments into Court; and a request that Westlake's Application be heard together with Royal's. Royal's Application will be heard on June 29, 2006. Both parties are requesting that this matter be transferred to the Commercial List which may result in an earlier hearing date.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the negative impact that may be caused by the delay in filing of Royal Group's 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of April 7, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information contact:

Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701.